Via EDGAR

March 25, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4631

Attention: Rufus Decker, Accounting Branch Chief

Re:	AEP Industries Inc. –

Form 10-K for the year ended October 31, 2012

Filed January 22, 2013

File No. 1-35117

Dear Mr. Decker:

We refer to your letter dated March 14, 2013, in which you provided comments on behalf of the staff of the Securities and Exchange Commission (the “Commission”) to AEP Industries Inc. (the “Company”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2012 filed on January 22, 2013 (“2012 Form 10-K”). This letter responds to the staff’s comments as indicated below. For your convenience, we have included your comments below in italics and numbered the Company’s responses to correspond to the numbers in your letter.

Form 10-K for the Year Ended October 31, 2012

Business, page 4

1.	Item 101(b) of Regulation S-K requires that the Business section of your disclosure include a discussion of revenues from external customers, a measure of profit or loss and total assets for each segment over the last three fiscal years, or a cross-reference between the financial statements and the Business section. We note that the Business section does not contain such disclosure for your single segment, and that the financial statements do not include a cross-reference. Please include this disclosure or an appropriate cross-reference in future filings.

Pursuant to the Staff’s request, we will disclose in the Business section of future filings the revenues from external customers, a measure of profit or loss and total assets for each segment over the last three fiscal years.

By way of supplemental information, set forth below is the applicable information for our 2012 Form 10-K.

Information about our operations by geographical area, with United States and Canada stated separately, as of and for the years ended October 31, 2012, 2011 and 2010, respectively, is as follows:

	North America
	United States	Canada	Other Foreign	Total
	(in thousands)
2012
Sales—external customers	$1,075,672	$76,863	$—	$1,152,535
Operating income (loss)	49,610	6,063	(25)	55,648
Geographical area assets	411,102	20,341	—	431,443
2011
Sales—external customers	900,611	74,181	—	974,792
Operating income (loss)	18,834	6,465	(68)	25,231
Geographical area assets	392,859	22,758	52	415,669
2010
Sales—external customers	733,503	67,067	—	800,570
Operating income (loss) from continuing operations	12,411	3,318	(9)	15,720
Geographical area assets	328,817	21,883	96	350,796

Management’s Discussion and Analysis of Financial Condition and Results….page 28

Contractual Obligations and Commercial Commitments, page 37

2.	We note your discussion of the 66,000 performance units expected to vest during fiscal 2013 in the fourth paragraph on page 38. If material, please discuss the expected amount of cash that will be used settling these units.

Pursuant to the Staff’s request, we will disclose in future filings the expected amount of cash that will be used in settling performance units if the amount is material. By way of supplemental information, the amount of expected cash that will be used to settle the 66,000 performance units expected to vest during fiscal 2013 would be $4.1 million, assuming all units are settled in cash, based on a stock price of $61.57 per common share of the Company, the closing price on Nasdaq at January 17, 2013.

Quantitative and Qualitative Disclosures about Market Risk, page 41

3.	Please refer to Item 305(a) of Regulation S-K, which requires quantitative disclosure of your exposure to various forms of market risk. Please include the quantitative disclosure mandated by Item 305(a) in future filings.

Pursuant to the Staff’s request, we will disclose in future filings, quantitative disclosures of our exposure to various form of market risk if material. By way of supplemental information, set forth below is our revised Item 7A. Quantitative and Qualitative Disclosures About Market Risk, with the additional disclosure for our 2012 Form 10-K underlined below. Please note that the cross-reference in “-Commodities” addresses the required disclosure with respect thereto.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and foreign currency exchange rates, which may adversely affect our results of operations and financial condition. We seek to minimize these risks through operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We do not purchase, hold or sell derivative financial instruments for trading purposes.

Interest Rates

The fair value of our fixed interest rate debt varies with changes in interest rates. Generally, the fair value of fixed rate debt will increase as interest rates fall and decrease as interest rates rise. At October 31, 2012, the carrying value of our total debt was $217.3 million of which $214.5 million was fixed rate debt (2019 notes, mortgage note, capital leases and the Pennsylvania industrial loans). As of October 31, 2012, the estimated fair value of our 2019 notes, which had a carrying value of $200.0 million, was $211.1 million. As of October 31, 2012, the carrying value of our mortgage note, capital leases and the Pennsylvania industrial loans was $14.5 million which approximates fair value because the interest rate on these debt instruments approximate market yields for similar debt instruments.

In order to manage the exposure to interest rate risks inherent in variable rate debt, as is the case in the mortgage note, we entered into a floating-to-fixed interest rate swap agreement with TD Bank, N.A. with a notional value of $3,360,000, the outstanding principal balance on the mortgage note. The interest rate swap fixed the interest rate at 3.52% per year and matures on July 25, 2022. The notional amount and fair value at October 31, 2012 of the interest rate swap was $3,340,794 and a liability of $68,136, respectively.

Floating rate debt at October 31, 2012 and October 31, 2011 totaled $2.8 million and $32.6 million, respectively. Based on the average floating rate debt outstanding during fiscal 2012 (our credit facility), a one-percent increase or decrease in the average interest rate during the period would have resulted in a change to interest expense of $0.4 million for the fiscal year ended October 31, 2012.

Foreign Exchange

We enter into derivative financial instruments (principally foreign exchange forward contracts) primarily to hedge intercompany transactions, trade sales and forecasted purchases. Foreign currency forward contracts reduce our exposure to the risk that the eventual cash inflows and outflows, resulting from these intercompany and third party trade transactions denominated in a currency other than the functional currency, will be adversely affected by changes in exchange rates.

We do not use foreign currency forward contracts for speculative or trading purposes. We enter into foreign exchange forward contracts with financial institutions and have not experienced nonperformance by counterparties. We anticipate performance by all counterparties to such agreements.

The gain (loss) on the fair value for these foreign exchange forward contracts is recognized in other, net in the consolidated statement of operations and amounted to $40,000, ($30,000), and ($143,000) for the years ended October 31, 2012, 2011 and 2010, respectively, with a total notional value of $7.8 million and $4.6 million at October 31, 2012 and 2011, respectively. The fair value of these contracts was immaterial at October 31, 2012. Based on the average forward exchange contracts outstanding during fiscal 2012, a one-percent increase or decrease in the foreign exchange rate during the period would have resulted in a change to other, net of $0.1 million for the fiscal year ended October 31, 2012.

Commodities

We use commodity raw materials, primarily resin, and energy products in conjunction with our manufacturing process. Generally, we acquire such components at market prices and do not use financial instruments to hedge commodity prices. As a result, we are exposed to market risks related to changes in commodity prices in connection with these components.

We are exposed to market risk from changes in plastic resin prices that could impact our results of operations and financial condition. Generally, we acquire resin at market prices and do not use financial instruments to hedge commodity prices. Our plastic resin purchasing strategy is to deal with only high-quality, dependable suppliers. We believe that we have maintained strong relationships with these key suppliers and expect that such relationships will continue into the foreseeable future. The resin market is a global market and, based on our experience, we believe that adequate quantities of plastic resins will be available to the Company at market prices, but we can give no assurances as to such availability or the prices thereof. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Market Conditions” for further discussion of market risks related to resin prices.

Acknowledgement

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 201-807-2378 should you have any questions.

Sincerely,

/s/ LINDA N. GUERRERA
Linda N. Guerrera
Vice President—Controller

cc:	Michael Ben
Honigman Miller Schwartz and Cohn LLP